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CORESTATES FINANCIAL CORP AND SUBSIDIARIES

EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS
TO FIXED CHARGES OF CONTINUING OPERATIONS

COMBINED CORESTATES (PARENT ONLY) AND CORESTATES CAPITAL CORPORATION
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Six Months ended June 30, 1995
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
(in thousands)

1.  Income before income taxes and
    equity in undistributed income
    of subsidiaries..............................      $134,250

2.  Fixed charges - interest expense,
    amortization of debt issuance costs and
    one-third of rental expenses, net of
    income from subleases........................        83,713
                                                       --------
3.  Income before taxes and equity in
    undistributed income of
    subsidiaries, plus fixed charges.............      $217,963
                                                       ========

4.  Ratio of earnings (as defined) to
    fixed charges (line 3/line 2)................          2.60x
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